Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES	Fiscal
	2002	2001	2000	1999	1998
Australian GAAP Measurement	A$m	A$m	A$m	A$m	A$m
Earnings
Income before income taxes, excluding minority interest and equity in earnings of associates and joint venture entities	5,527	6,480	5,407	5,361	4,537
add
Fixed charges	1,130	976	836	723	760
Amortisation / depreciation of capitalised interest	44	33	35	24	16
Distributed income of equity accounted investments	9	1	4	9	8
subtract
Capitalised interest	(115)	(108)	(125)	(92)	(83)
Total adjusted earnings	6,595	7,382	6,157	6,025	5,239

Fixed charges

Portion of rental expense representative of interest factor	119	99	81	53	43
Interest costs (expensed and capitalised)	1,011	877	755	670	717
Total fixed charges	1,130	976	836	723	760

Ratio of earnings to fixed charges	5.8	7.6	7.4	8.3	6.9

US GAAP Measurement
Income before income taxes, excluding minority interest and equity in earnings of associates and joint venture entities	5,800	5,915*	5,715	5,307	4,233
add
Fixed charges	1,130	976	836	723	760
Amortisation/depreciation of capitalised interest	68	84	67	61	57
Distributed income of equity accounted investments	9	1	4	9	8
subtract
Capitalised interest	(115)	(108)	(125)	(92)	(83)
Total adjusted earnings	6,892	6,868	6,497	6,008	4,976

Fixed Charges

Portion of rental expense representative of interest factor	119	99	81	53	43
Interest costs (expensed and capitalised)	1,011	877	755	670	717
Total fixed charges	1,130	976	836	723	760

Ratio of earnings to fixed charges	6.1	7.0	7.8	8.3	6.5

* Calculated before cumulative effect of change in accounting principles